United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 28, 2016

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

EXHIBIT LIST

EXHIBIT	DESCRIPTION
99.1	Press Release Dated October 28, 2016 titled: "Coca-Cola European Partners to Webcast Third-Quarter 2016 Earnings Conference Call."

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: October 28, 2016	By:	/s/ Joyce King-Lavinder
	Name:	Joyce King-Lavinder
	Title:	Vice President, Treasury

EXHIBIT 99.1

CONTACTS:	Investor Relations	Media Relations
	Thor Erickson	Ros Hunt
	1 (678) 260-3110	44 (0) 7528 251 022

COCA-COLA EUROPEAN PARTNERS TO WEBCAST
THIRD-QUARTER 2016 EARNINGS CONFERENCE CALL

LONDON, 28 October 2016 - Coca-Cola European Partners plc (CCEP) (ticker symbol: CCE) will release third-quarter 2016 earnings before trading begins on the NYSE on Thursday, 10 November 2016.
A conference call discussing these results will be webcast live through the company’s website, www.ccep.com, at 3:00 p.m. GMT, and 4:00 p.m. CET, 10:00 a.m. EST. A replay of the presentation will be available later that day.
A copy of the company’s news release will be available through the website on the home page and under the Investors section.
ABOUT CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer packaged goods company in Europe, producing, distributing and marketing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on net sales. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain, and Sweden. The company is listed on Euronext

Amsterdam, the New York Stock Exchange, Euronext London, and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit www.ccep.com and follow CCEP on Twitter at @CocaColaEP.
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